# NU HORIZONS

NU HORIZONS ELECTRONICS CORP.





Connecti

2006 Annual Report

**NU HORIZONS ELECTRONICS CORP.,**
is a leading global distributor of advanced technology semiconductor, display and system solutions to a wide variety of commercial original equipment manufacturers (OEMs) and Electronic Manufacturing Services providers (EMS). With sales facilities in forty-seven locations across North America, Europe and Asia and regional logistics centers throughout the globe, Nu Horizons partners with a limited number of best-in-class suppliers to provide in-depth product development, custom logistics and life-cycle support to its customers.

**NIC COMPONENTS CORP.**
is a wholly-owned subsidiary of Nu Horizons and is a designer, manufacturer and worldwide supplier of passive components. NIC sells directly, and through leading distributors, in more than fifty countries with stocking facilities in Asia, Europe, Mexico and the United States. NIC is "designed-in" as a qualified source of passive components by over ten thousand OEMs.

**TITAN SUPPLY CHAIN SERVICES CORP.,**
a wholly-owned subsidiary of Nu Horizons Electronics Corp., provides global contract supply chain solutions. Titan's information services, global fulfillment expertise, regional logistics centers, and tailored customized solutions, enable its customers to service their global business needs.

**NUHC INC.,**
located in Toronto, Canada, is a wholly-owned subsidiary of Nu Horizons Electronics Corp. and is the Canadian distribution outlet for Nu Horizons.

**NU HORIZONS ELECTRONICS ASIA PTE LTD.,**
located in Singapore, is a wholly-owned subsidiary of Nu Horizons Electronics Corp.

**NU HORIZONS ELECTRONICS EUROPE LIMITED,**
located in Buckingham, England, is a wholly-owned subsidiary of Nu Horizons Electronics Corp.

**NIC COMPONENTS EUROPE LIMITED,**
located in Buckingham, England, is a majority-owned subsidiary of Nu Horizons and is the sales, marketing and distribution outlet for NIC Components Corp. product in Europe.

**NIC COMPONENTS ASIA, PTE LTD.,**
located in Singapore, is a majority-owned subsidiary of Nu Horizons and is the sales, marketing and distribution outlet for NIC Components Corp. product in Asia.

**NU HORIZONS INTERNATIONAL CORP.,**
another wholly-owned subsidiary, is a worldwide export distributor of electronic components.

## Suppliers

Nu Horizons maintains an unwavering commitment to perform whatever is necessary to assist our customers in lowering costs, shortening product development times and improving the quality of their products. The strong alliances we forge with a select group of leading-edge manufacturers provide a multitude of value-added products and services for our customers. Meeting customer requirements is most important to Nu Horizons and we will continue to pursue new partnerships and uncover technologically-advanced solutions to provide an enhanced service offering.

Allegro
anadigm
C&D TECHNOLOGIES
CEL
CIRRUS LOGIC
Digi
EPSON
EXAR
GSI TECHNOLOGY
Business Partner
IDT
intersil
ISSI Integrated Silicon Solution, Inc.
IXYS
JDSU
LINEAR TECHNOLOGY
MARVELL
MICREL
Midcom Transforming Magnetics
NORDIC SEMICONDUCTOR
OKI
PERICOM Semiconductor Corporation
RENESAS
RFM RF Monolithics, Inc.
SHARP MICROELECTRONICS OF THE AMERICAS
SILICON LABORATORIES
SMSC SUCCESS BY DESIGN
ST
Sun microsystems
Supertex inc.
TOSHIBA
VITESSE
Winbond Electronics Corporation America
XILINX

## Markets Served

Appliances
Audio
Automotive
Avionics
Cable TV
Communications
Computer Peripherals
Consumer Products
Contract Manufacturing
Data Communications
Debit Card Systems
Entertainment
Factory Automation
Games
Global Positioning
Graphics
Hand Held Computing
Imaging
Internet Service Providers
Instrumentation
Industrial Control
Medical Electronics
Microwave Communications
Military
Multi Media
Networking
Office Automation
Personal Computing
Power Supplies
Robotics
Systems Integration
Telecommunications
Test and Measurement
Video
Wireless & Cellular

# To Our Shareholders

Fiscal 2006 was a year of dramatic growth and positioning for Nu Horizons Electronics Corp. The continued consolidation of electronic component distributors has propelled Nu Horizons to a level of high visibility and importance within our industry. Customers throughout the global semiconductor market realize they now have fewer choices; this is leading to substantial opportunities for Nu Horizons to engage with new customers and broaden its engagements with existing ones. In addition, suppliers are concerned that fewer conduits are available for them to bring their new higher-value products and technologies to market, creating similar opportunities for Nu Horizons to engage and expand supplier partnerships. All this is taking place within an industry which, according to the Semiconductor Industry Association, is expected to grow at an annual compounded rate of 9.6% from 2006-2009.

Our financial results continue to improve. Net sales for the year ended February 28, 2006 totaled $561.3 million, a 20% increase from $467.8 million in net sales for Fiscal 2005. Net income for Fiscal 2006 amounted to $4.9 million, as compared to $3.1 million in Fiscal 2005, representing an increase of almost 37%. At fiscal year end, we maintained a positive balance sheet, with a current ratio of 4.3 to 1, working capital of $181.8 million and a strong equity position of $135.7 million. What is even more encouraging about this trend is that we increased our revenues and earnings even though we added substantially to our sales and engineering force. We believe that these additions to customer interfacing personnel will continue to increase Nu Horizons' top line performance. As performance begins to impact the top line, we expect a concurrent increase in operating margins as a greater percentage of our revenues will spring from demand creation activities versus fulfillment style business.

Nu Horizons is now ranked the fourth-largest publicly traded distributor of semiconductor products in the world. Having firmly established ourselves as a leader in design-in high technology focused distribution, we intend to continue to increase our customer base and add talent to our organization. We also continue our plan to expand globally and enter new markets. Over the past year we have been successful in entering into new relationships with several well-known semiconductor manufacturers, as well as expanding a number of our existing partnership agreements.

**New Distribution Relationships for:**

- Cirrus Logic's full range of analog, mixed signal and embedded integrated circuit products throughout the Americas.
- IBM's PowerPC™ Microprocessor family, digital video and static random access memory (SRAM) products throughout North America and the Asia Pacific region.
- Kyocera Industrial Ceramics Corp.'s complete line of liquid crystal display products throughout the United States, Canada and Mexico.
- Nordic Semiconductor ASA's single chip radio ICs for short-range wireless communication within North America and the Asia Pacific region.
- Silicon Laboratories Inc.'s application specific and general purpose products within the United States, Canada, Mexico, Central and South America.
- Midcom Inc.'s complete line of transformer and inductor products throughout the Americas and Asia Pacific.
- JDS Uniphase's optical communications products throughout the United States, Canada, Mexico and South America.
- Integrated Device Technology's logic devices, timing solutions and static random access memory (SRAM) products throughout the United States, Canada, Mexico and South America.
- RF Monolithics Inc.'s complete line of low power components, filters, RFICs, low power transmitters, receivers and transceivers, frequency control products and mesh-enabled low power modules within the United States, Canada, Mexico and South America.
- Tianma Microelectronics liquid crystal display products throughout North and South America.
- AU Optronics Corp.'s complete offering of TFT-LCD flat panel display products within North America.

**Expanded Distribution Agreements with:**

- Xilinx Inc. throughout Asia Pacific.
- Standard Microsystems Corporation (SMSC) throughout Asia Pacific
- Micrel Semiconductor into Greater China.
- OKI to exclusive North America Distributor.

Throughout Fiscal 2006 we continued to focus our efforts on expanding Nu Horizons' Asia Pacific operations by adding technical and sales support in Nanjing and Chengdu, China. In addition, Nu Horizons established new or upgraded facilities in Beijing, Shanghai, Wuhan, Hong Kong (China), Seoul (S. Korea), Bangkok (Thailand), Bangalore (India) and Melbourne (Australia). Nu Horizons presently has 28 sales/engineering offices in North America, 17 throughout Asia/Pacific and one in the UK. We intend to add additional strategic locations to serve both our customers and suppliers.

To expand our current footprint within Europe, we have signed a non-binding letter of intent to acquire DT Electronics Limited, a franchised technical distributor of electronic components based in Coventry, United Kingdom. Established in 1987, DT Electronics' distributes the products of leading suppliers of semiconductors, power supplies and passive components. Their customers include those in broadcast, communications, industrial, instrumentation, medical and consumer electronics markets. Consummation of this transaction is subject to certain requirements, including the satisfactory completion by Nu Horizons of its due diligence investigation and the execution by the parties of a definitive purchase agreement that has been approved by Nu Horizons' board of directors. We expect to consummate the acquisition transaction on or about August 15, 2006 and will finance the acquisition from Nu Horizons' existing cash on hand plus borrowings on current bank lines of credit.



**Arthur Nadata**
*Chairman of the Board,*
*Chief Executive Officer*
*and Director*



**Richard Schuster**
*President,*
*Chief Operating Officer,*
*Secretary and Director*

The previously mentioned consolidation of electronic component distributors has allowed Nu Horizons to capitalize on our high technology design strengths. Focusing on a limited line-card of very high technology semiconductor suppliers differentiates our organization from the "mega-line" distributors we compete with. We believe that our emphasis on securing the latest semiconductor, display and system level technologies elevates us to what we consider to be a "partnership" relationship with our customers. We are continually invited to evaluate our customers' designs and provide recommendations for substituting the latest technologies from our line-card into their products. We believe that our suppliers value our synergistic and focused offering; they work diligently with our technical staff to ensure they remain on the cutting edge of their technologies to bring the latest advancements to thousands of customers.

NIC Components, our passive component manufacturing subsidiary, continues its own differentiating design strategy. Passive components are ubiquitous in all circuitry, and in many applications are utilized in very high volume. Often these components are deemed "commodities" and pricing is therefore very sensitive. Over the last few years, NIC has responded to this by developing a broader range of components that are designed to be more reliable and have other specialized characteristics. For example, the life rating of a component is critical in products continuously powered and expected to retain their performance for years. Manufacturers typically pay a premium for components that allow them to guarantee extended service on their finished goods. It is also important these components withstand harsh environments, especially related to ambient temperatures. To comply with these conditions, NIC offers passive components that are designed to have a longer life and higher temperature rating. Power management is also a major concern in designing electronic products. NIC presently provides an extensive power management solution for passive components, covering capacitors, resistive products and magnetics. The design engineer is offered in-depth technical support and essential design tools such as kits, specification data and technology roadmaps.

In Fiscal 2006 NIC expanded its ability to track designs to their production sites globally. Design activity in North America remains strong, but outsourcing to Asia is increasing. We believe that our Asia team is now well-positioned to visit and service OEMs and EMS providers in this high-growth region to ensure business can be booked after design. In addition, our UK sales and distribution center is gaining status as a technical passive component supplier throughout Europe.

Business was relatively stable for NIC in Fiscal 2006, with margins improving and penetration of tier one customers increasing. NIC intends to continue to expand its product line and its steady growth throughout its distribution channels, and so remain a solid contributor to Nu Horizons' bottom line results.

We consider a key factor in our success to be our ability to satisfy customers' requirements. We continually seek partnering relationships that save costs, meet time-to-market requirements and provide the value-added services necessary to remain competitive in today's marketplace.

Our employees are another vitally important element to our ongoing success. We value personnel who intrinsically understand the importance of maintaining strong business relationships, while striving to exceed expectations and bring optimism and commitment to their daily work. We consider our employees to be part of one large family who works diligently together to achieve our long-term objectives.

Looking ahead, our top priorities continue to be to deliver optimal shareholder value and secure our company's ongoing success. We have improved our information infrastructure and continue to maintain one global system designed to operate with a rapid speed of execution. We intend to continue to implement any operational improvements necessary and further refine the skills of our global technical, sales and management staff in an effort to achieve maximum return on investment for all shareholders.

On behalf of our Executive Management, Board of Directors and employees globally, we would like to take this opportunity to thank you for your ongoing support, confidence and belief in the long-term future of Nu Horizons.

Arthur Nadata
*Chairman of the Board,*
*Chief Executive Officer and Director*

Richard Schuster
*President, Chief Operating Officer,*
*Secretary and Director*

| | For The Year Ended **February 28, 2006** | For The Year Ended February 28, 2005 | For The Year Ended February 29, 2004 | For The Year Ended February 28, 2003 | For The Year Ended February 28, 2002 |
|---|---|---|---|---|---|
| **Income Statement Data:** | | | | | |
| **Continuing Operations:** | | | | | |
| Net sales | **$561,291,000** | $467,849,000 | $345,864,000 | $302,081,000 | $281,913,000 |
| Gross profit on sales | **88,749,000** | 77,581,000 | 60,961,000 | 55,228,000 | 60,223,000 |
| Gross profit percentage | **15.8%** | 16.6% | 17.6% | 18.3% | 21.4% |
| Net income (loss) before provision for income taxes and minority interests | **7,731,000** | 5,580,000 | (1,269,000) | (2,310,000) | (2,797,000) |
| **Income (loss)** | **4,884,000** | 3,073,000 | (848,000) | (2,512,000) | (2,763,000) |
| **Income (loss) from discontinued operations** | – | – | – | – | 4,982,000 (1) |
| **Net income (loss)** | **$ 4,884,000** | $ 3,073,000 | $ (848,000) | $ (2,512,000) | $ 2,220,000 |
| Earnings (loss) per common share: | | | | | |
| Basic | **$ .29** | $ .18 | $ (.05) (2) | $ (.15) (2) | $ (.13) (2) |
| Diluted | **$ .28** | $ .17 | $ (.05) (2) | $ (.15) (2) | $ (.13) (2) |

*(1) Includes gain on sale of unit*

*(2) Due to the loss, the inclusion of common stock equivalents in diluted earnings per share would be antidilutive*

| | **February 28, 2006** | February 28, 2005 | February 29, 2004 | February 28, 2003 | February 28, 2002 |
|---|---|---|---|---|---|
| **Balance Sheet Data:** | | | | | |
| Working capital | **$181,823,000** | $145,485,000 | $123,494,000 | $116,792,000 | $120,790,000 |
| Total assets | **243,474,000** | 177,799,000 | 158,178,000 | 148,099,000 | 151,318,000 |
| Long-term debt | **51,939,000** | 23,969,000 | 5,580,000 | 253,000 | 2,732,000 |
| Shareholders' equity | **135,656,000** | 127,932,000 | 124,403,000 | 123,992,000 | 126,473,000 |

**Overview:**

Nu Horizons Electronics Corp. (the "Company") and its wholly-owned subsidiaries, NIC Components Corp. ("NIC"), NUHC Inc., Nu Horizons International Corp., Nu Horizons Electronics Asia PTE LTD, Nu Horizons Electronics Hong Kong Limited, Nu Horizons Electronics Europe Limited, Titan Supply Chain Services Corp., Titan Supply Chain Services LTD PTE and Titan Supply Chain Services Limited and its majority owned subsidiaries, NIC Components Asia PTE LTD ("NIA") and NIC Components Europe Limited ("NIE"), are engaged in the distribution of high technology active and passive electronic components to a wide variety of original equipment manufacturers ("OEMs") of electronic products. Active components distributed by the Company include semiconductor products such as memory chips, microprocessors, digital and linear circuits, microwave/RF and fiberoptic components, transistors and diodes. Passive components distributed by NIC, NIA and NIE, principally to OEMs and other distributors nationally, consist of a high technology line of chip and leaded components including capacitors, resistors and related networks.

Commencing in the second half of calendar 2003, the electronics manufacturing and the electronics distribution industries in which the Company operates began to experience double digit sequential and year over year increases in sales dollar volume. Additionally, there have been recent consolidations in the electronics distribution industry, resulting in greater market share for certain of the remaining companies. Management believes that, although the marketplace continues to afford poor near term visibility, the sales dollar volume improvement in the components market worldwide should continue through fiscal 2007, although at a single digit rate. The increase in sales volume has been accompanied by continued downward margin pressures, primarily due to the industry shift to production in Asia.

Prior to the industry sales volume increases, the Company adopted a strategy of maintaining its infrastructure and investing in personnel. Recognizing the industry shift to overseas production, the Company significantly increased its Asian operations. The Company also took advantage of the recent industry consolidation by hiring a significant number of additional sales and engineering personnel and adding to its line card. This strategy has yielded positive results to date. Sales in Asia increased 24% for the fiscal year 2006 over 2005, while sales in the U.S. increased by 19%. Nevertheless, the Company's book to bill ratio, company wide, remains positive. Year over year and quarter over quarter compared to the prior periods the Company has increased market share with all of its major suppliers for both the semiconductor and passive component businesses.

For the year ended February 28, 2006, net sales increased to $561.3 million from $467.8 million for the prior year with net income of $4,884,000 or $.29 per basic and $.28 per diluted share as compared to a net income of $3,073,000 or $.18 per basic and $.17 per diluted share in the prior fiscal year.

The following table sets forth for the years ended February 2006, 2005 and 2004, certain items in the Company's consolidated statements of operations expressed as a percentage of net sales.

| | Years Ended February | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| Net sales | **100.0%** | 100.0% | 100.0% |
| Cost of sales | **84.2** | 83.4 | 82.4 |
| Gross profit | **15.8** | 16.6 | 17.6 |
| Operating expenses | **13.9** | 15.0 | 18.1 |
| Interest expense | **0.6** | 0.4 | 0.0 |
| Interest (income) | **0.0** | 0.0 | (0.1) |
| Income (loss) before taxes | **1.4** | 1.2 | (0.4) |
| Income tax provision (benefit) | **0.5** | 0.4 | (0.2) |
| Income (loss) after taxes, before minority interests | **0.9** | 0.8 | (0.2) |
| Minority interests | **0.0** | 0.1 | 0.1 |
| Net income (loss) | **0.9** | 0.6 | (0.2) |

**Critical Accounting Policies and Estimates:**

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company evaluates its estimates, including those related to bad debts, inventories, intangible assets, income taxes and contingencies and litigation, on an ongoing basis. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies, among others, involve the more significant judgments and estimates used in the preparation of its consolidated financial statements:

***Revenue Recognition*** - The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"). Under SAB 104, revenue is recognized when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collectibility is reasonably assured. The Company recognizes revenues at time of shipment of its products and sales are recorded net of discounts and returns.

***Allowance for Doubtful Accounts*** - The Company maintains allowances for doubtful accounts for estimated bad debts. Our estimate of the allowances needed is based on our past history of collections of accounts receivable from our customers. This history has shown that we have always provided sufficient allowances in prior periods. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required thereby reducing our operating income. For example, at fiscal year end, each additional 1% accounts receivable allowance would reduce operating income by approximately $1,000,000 for the year ended February 28, 2006.

***Inventory Valuation*** - Inventories are recorded at the lower of cost or market. Write-downs of inventories to market value are based upon product franchise agreements governing price protection, stock rotation and obsolescence, as well as assumptions about future demand, market conditions and the ability to return inventory pursuant to our distributor franchise agreements. In prior periods, reserves required for obsolescence were not material to our financial statements. If assumptions about future demand/or actual market conditions are less favorable than those projected by management, additional write-downs of inventories could be required. For example, at fiscal year end, each additional 1% of obsolete inventory or if the Company was unable to return inventory pursuant to its distributor agreements and could not be returned under our many distributor franchise agreements, would reduce operating income by approximately $1,250,000 for the year ended February 28, 2006.

**Fiscal Year 2006 versus 2005**
**Results of Operations:**

Net sales for the year ended February 28, 2005 aggregated $561,291,000 as compared to $467,849,000 for the year ended February 28, 2005, an increase of $93,442,000 or 20.0%. Management believes that this sales increase is primarily due to increased market share resulting from the industry consolidation, its increased sales personnel and the expansion of its line card and customer base, both domestically and in Asia. The unknown near term visibility in the electronics manufacturing and the electronics distribution industries makes it difficult for management to estimate the Company's overall sales volume and earnings for the Company's next fiscal year. Management believes, however, that the industry growth rate in the near term will be in the single digits.

Gross profit margin as a percentage of net sales was 15.8% for the year ended February 28, 2006 as compared to 16.6% for the year ended February 28, 2005. Management believes that this continuing gross margin pressure results from a change in the Company's product mix and increased order size coupled with increased sales in the Asian market, which requires lower selling prices due to volume demand from large Asian contract manufacturers. Management believes that margin pressures may continue during the first half of fiscal 2007 and possibly stabilize in the second half of the year, however, no assurances can be given in this regard.

Operating expenses increased to $78,091,000 for the year ended February 28, 2006 from $70,138,000 for the year ended February 28, 2005, an increase of $7,953,000 or 11.3%. The dollar increase in operating expenses was due to increases in the following expense categories: Approximately $6,996,000 or 88.0% of the increase was for personnel related costs resulting from increased staffing levels in connection with the expansion of the Company's Asian and U.S. operational capability during the current fiscal year. Management made a strategic decision to invest in expanding the Company's personnel during the recent phase of market consolidation, which resulted in increased personnel related operating expenses. Management believes that this investment will enable the Company to continue to achieve sales growth in excess of that currently experienced by the industry, although no assurances can be given in this regard. Approximately $957,000 or 12.0% of the increase was a result of net increases in various other expenses and fees such as rent, utilities, telephone, insurance, and computer expenses, among others, which represent 1.2% of the Company's total overhead.

Interest expense increased to $3,298,000 for the year ended February 28, 2006 as compared to $1,920,000 for the year ended February 28, 2005. This increase in interest expense resulted from greater bank borrowings incurred to support the increase in accounts receivable and inventory levels, as well as the effect of increased interest rates on those borrowings during the fiscal year.

Net income from for the year ended February 28, 2006 was $4,884,000 or $.29 per basic and $.28 per diluted share as compared to $3,073,000 or $.18 per basic and $.17 per diluted share for the year ended February 28, 2005. Management attributes the increase in earnings in fiscal 2006 to the increase in sales providing increased gross margin dollars exceeding the increase in operating and interest expense.

**Fiscal Year 2005 versus 2004**
**Results of Operations:**

Net sales for the year ended February 28, 2005 aggregated $467,849,000 as compared to $345,864,000 for the year ended February 29, 2004, an increase of $121,985,000 or 35.3%. Given the historically cyclical nature of the Company's industry, management attributed this increase in sales performance in the latter part of fiscal 2004 (calendar 2003) as the break out period the electronic components industry had long been expecting. The substantial year over year sales gains can be attributed to the recovery experienced by the semiconductor industry in general over the last twelve months as well as a significant increase in our Asian sales, which experienced an increase of approximately 70% in fiscal 2005 compared to the prior year.

Gross profit margin as a percentage of net sales was 16.6% for the year ended February 28, 2005 as compared to 17.6% for the year ended February 29, 2004. Management believes that this continuing gross margin pressure resulted from a change in the Company's product mix and increased order size coupled with increased sales in the Asian market, which requires lower selling prices due to volume demand from large Asian contract manufacturers.

Operating expenses increased to $70,138,000 for the year ended February 28, 2005 from $62,436,000 for the year ended February 29, 2004, an increase of approximately $7,702,000 or 12.3%. The dollar increase in operating expenses was due to increases in the following expense categories: Approximately $4,706,000 or 61.1% of the increase was for personnel related costs resulting from increased staffing levels in connection with the expansion of the Company's Asian and U.S. operational capability during the current fiscal year. The remaining increases were a result of net increases in bank fees and charges $577,000 or 7.5%, insurances and professional fees $582,000 or 7.5%, Sarbanes Oxley compliance $350,000 or 4.5%, rent $422,000 or 5.6%, bad debt reserves $285,000 or 3.7%, freight $250,000 or 3.2% and miscellaneous other expenses $530,000 or 6.9%. Management made a strategic decision to invest in expanding the Company's personnel during the recent market downturn, which resulted in increased operating expenses.

Interest expense increased to $1,920,000 for the year ended February 28, 2005 as compared to $140,000 for the year ended February 29, 2004. This increase was primarily due to a return to bank borrowings beginning in the fourth quarter of fiscal 2004 due to the increase in the Company's inventory and accounts receivable levels which were needed to support increased sales activity in the latter half of the fiscal 2004 period and a 35% sales increase for fiscal 2005.

Net income for the year ended February 28, 2005 was $3,073,000 or $.18 per share, as compared to a loss of $848,000 or $.05 per share for the year ended February 28, 2004. Management attributes the fiscal 2005 profit of $3,073,000 to the increase in gross margin dollars exceeding the increase in operating and interest expense.

**Liquidity and Capital Resources:**
**Fiscal Year 2006 versus 2005**

The Company ended its 2006 fiscal year with working capital and cash aggregating approximately $181,823,000 and $10,873,000, respectively, as compared to approximately $145,485,000 and $7,024,000, respectively, at February 28, 2005. The Company's current ratio at February 28, 2006, was 4.3:1 as compared to 6.9:1 at February 29, 2005.

On September 30, 2004, the Company entered into a secured revolving line of credit agreement, as amended, with eight banks, which currently provides for maximum borrowings of $100,000,000. On November 21, 2005, the Company entered into an amendment to the credit agreement to provide for borrowings utilizing an asset based formula predicated on a certain percentage of outstanding domestic accounts receivable and inventory levels at any given month end. Based on the asset based formula, the Company may not be able to borrow the maximum amount available under its credit line at all times. Borrowings under the credit line bear interest at either (i) the lead bank's prime rate or (ii) LIBOR plus 175 basis points, at the option of the Company, through September 29, 2008, the due date of the loan. Direct borrowings under the line of credit were $50,600,000 at February 28, 2006 and $22,800,000 at February 28, 2005. As of the end of each of the fiscal periods, the Company had met all of the required bank covenants.

The Company has reached a preliminary agreement with a Singapore bank to provide a $30 million secured line of credit to the Company's Asian subsidiaries and thereby finance the company's Asian operations. The Company expects to enter into a definitive loan agreement with respect to this facility early in its second fiscal quarter.

The Company anticipates that its resources provided by its cash flow from operations and its current borrowing agreement, will be sufficient to meet its financing requirements for the next twelve-month period.

**Off-Balance Sheet Arrangements:**

As of February 28, 2006, the Company had no off-balance sheet arrangements.

**Contractual Obligations:**

| Contractual Obligations | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
|---|---|---|---|---|---|
| Revolving Credit Line | $50,600,000 | $ – | $50,600,000 | $ – | $ – |
| Equipment Leases | 336,000 | 336,000 | – | – | – |
| Operating Lease | 8,288,000 | 3,475,000 | 2,523,000 | 1,737,000 | 553,000 |
| Purchase Obligations | – | – | – | – | – |
| Employment Agreements(i) | 2,850,000 | 570,000 | 1,140,000 | 1,140,000 | – |
| Minority Interest | 1,487,000 | – | – | – | 1,487,000 |
| **Total** | $63,561,000 | $4,381,000 | $54,263,000 | $2,877,000 | $2,040,000 |

(i) Base salary excluding potential bonuses

**Inflationary Impact:**

Since the inception of operations, inflation has not significantly affected the Company's operating results. However, inflation and changing interest rates have had a significant effect on the economy in general and therefore could affect the operating results of the Company in the future.

**Risk Factors:**

***A large portion of the Company's revenues come from sales of semiconductors, which is a highly cyclical industry, and an industry down-cycle could adversely affect its operating results.***

The semiconductor industry historically has experienced periodic fluctuations in product supply and demand, often associated with changes in technology and manufacturing capacity, and is generally considered to be highly cyclical. According to the Semiconductor Industry Association, the semiconductor industry experienced its worst annual downturn in history with revenue from worldwide semiconductor sales estimated to have fallen by approximately 50% from calendar 2000 to 2001. The Company's revenue closely follows the strength or weakness of the semiconductor market. The Company's total sales of electronic components in fiscal years 2006, 2005, 2004, 2003, 2002 and 2001 were $561,000,000, $467,000,000, $346,000,000, $302,000,000, $282,000,000 and $634,000,000 respectively. Although the Company's and the industry's sales have recently shown signs of an upward trend, a technology industry downcycle, particularly in the semiconductor sector, could adversely affect the Company's operating results in the future.

***The Company's revenues and profitability previously declined significantly from historical highs and, although revenues have shown substantial growth in recent quarters, the Company may be unable to achieve acceptable profitability at levels experienced in the past.***

The Company's operations have been significantly and negatively affected in the past by the downturn in the technology industry and the general economy. From a high of approximately $191 million in sales in the fiscal quarter ended November 2000, the Company's sales stabilized in the $70 to $80 million range per quarter for eight sequential quarters. In the fiscal year ended February 28, 2005, the Company's revenues showed signs of a return to stability with sequential revenues of $118,000,000, $119,000,000, $116,000,000 and $114,000,000. The four most recent quarters ended February 28, 2006 have shown a return to significant top line growth with sequential sales of $121,000,000, $128,000,000 and $147,000,000 and $165,000,000. Nevertheless, the Company has not yet been able to achieve consistent profitability at a level deemed acceptable to management. The Company has determined to increase the Company's sales force in an attempt to increase sales and profitability. In the event that this strategy is unsuccessful, the Company may need to adopt cost-cutting measures which may include restructuring and other charges.

***If the Company is unable to maintain its relationships with key suppliers, the Company's sales could be adversely affected.***

In fiscal 2006, sales of products and services from each of three suppliers exceeded 10% of the Company's sales on a consolidated basis. As a result, in the event that one or more of those suppliers experience financial difficulties or those suppliers are not willing to do business with the Company in the future on terms acceptable to management, there could be a material adverse affect on the Company's business, results of operations, financial condition or liquidity. Additionally, the Company's relationships with its customers could be materially adversely affected because the Company's customers depend on the Company's distribution of electronic components and computer products from the industry's leading suppliers.

***Declines in the value of the Company's inventory could materially adversely affect the Company's business, results of operations, financial condition or liquidity.***

The electronic components and computer products industry is subject to rapid technological change, new and enhanced products and evolving industry standards, which can contribute to decline in value or obsolescence of inventory. During an economic downturn it is possible that prices will decline due to an oversupply of product and, therefore, there may be greater risk of declines in inventory value. Although it is the policy of many of the Company's suppliers to offer distributors like the Company certain protections from the loss in value of inventory (such as price protection, limited rights of return and rebates), the Company cannot assure you that that the vendors will choose to, or be able to, honor such agreements or that such return policies and rebates will fully compensate it for the loss in value. The Company cannot assure you that unforeseen new product developments or declines in the value of its inventory will not materially adversely affect the Company's business, results of operations, financial condition or liquidity, or that the Company will successfully manage its existing and future inventories.

***The volume and timing of customer sales may vary and could materially affect the Company's results of operations.***

The volume and timing of purchase orders placed by the Company's customers are affected by a number of factors, including variation in demand for customers' products, customer attempts to manage inventory, changes in product design or specifications and changes in the customers' manufacturing strategies. The Company often does not obtain long-term purchase orders or commitments but instead works with its customers to develop nonbinding forecasts of future requirements. Based on such nonbinding forecasts, the Company makes commitments regarding the level of business that it will seek and accept, the timing of production schedules and the levels and utilization of personnel and other resources. A variety of conditions, both specific to each individual customer and generally affecting each customer's industry, may cause customers to cancel, reduce or delay orders that were either previously made or anticipated. Generally, customers may cancel, reduce or delay purchase orders and commitments without penalty, except for payment for services rendered or products completed and, in certain circumstances, payment for materials purchased and charges associated with such cancellation, reduction or delay. Significant or numerous cancellations, reductions or delays in orders by customers, or any inability by customers to pay for services provided by the Company or to pay for components and materials purchased by it on such customers' behalf, could have a material adverse effect on the Company's operating results.

***Substantial defaults by the Company's customers on the Company's accounts receivable could have a significant negative impact on the Company's business, results of operations, financial condition or liquidity.***

A significant portion of the Company's working capital consists of accounts receivable from customers. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for products and services, or were to become unwilling or unable to make payments in a timely manner, the Company's business, results of operations, financial condition or liquidity could be adversely affected.

***The electronics component and computer industries are highly competitive and if the Company cannot effectively compete, its revenue may decline.***

The market for the Company's products and services is very competitive and subject to rapid technological advances. Not only does the Company compete with other distributors, it also competes for customers with some of its own suppliers. The Company's failure to maintain and enhance its competitive position could adversely affect its business and prospects.

Some of the Company's competitors may have greater financial, personnel, capacity and other resources than it has. As a result, the Company's competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements. Additional competition has emerged from third party logistics providers, fulfillment companies, catalogue distributors and on-line distributors and brokers.

Additionally, prices for the Company's products tend to decrease over their life cycle. Such decreases often result in decreased gross profit margins for the Company. There is also substantial and continuing pressure from customers to reduce their total cost for products. Suppliers may also seek to reduce the Company's margins on the sale of their products in order to increase their own profitability. The Company expends substantial amounts on the value creation services required to remain competitive, retain existing business and gain new customers, and the Company must evaluate the expense of those efforts against the impact of price and margin reductions.

Further, the manufacturing of electronic components and computer products is increasingly shifting to lower-cost production facilities in Asia, most notably China. Suppliers in Asia have traditionally had lower gross profit margins than those in the United States and Europe, and typically charge lower prices in the Asian markets for their products, which places pressure on the Company to lower its prices to meet competition.

Thus, the Company's consolidated gross profit margins have eroded over time, from 18.3% in fiscal 2003, to 17.6% in fiscal 2004, 16.6% fiscal in 2005 and 15.8% in fiscal 2006. If the Company is unable to effectively compete in its industry or is unable to maintain acceptable gross profit margins, its business could be materially adversely affected.

***The Company may not have adequate or cost-effective liquidity or capital resources.***

The Company needs cash to make interest payments on and to refinance indebtedness, and for general corporate purposes, such as funding its ongoing working capital and capital expenditure needs. At February 28, 2006, the Company had cash, cash equivalents, and short-term investments of approximately $ 11 million. In addition, the Company currently has access to credit lines of $100 million, of which $50.6 million is currently being borrowed. The Company's ability to satisfy its cash needs depends on its ability to generate cash from operations and to access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control.

The Company may in the future need to access the financial markets to satisfy its cash needs. Under the terms of any external financing, the Company may incur higher than expected financing expenses and become subject to additional restrictions and covenants. For example, the Company's existing debt agreements contain restrictive covenants, including covenants requiring compliance with specified financial ratios and a failure to comply with these or any other covenants may result in an event of default. An increase in the Company's financing costs or a breach of debt instrument covenants could have a material adverse effect on the Company.

The agreements governing the Company's financings contain various covenants and restrictions that, in certain circumstances, could limit its ability to:

- grant liens on assets;
- make restricted payments (including paying dividends on capital stock or redeeming or repurchasing capital stock);
- make investments;
- merge, consolidate or transfer all or substantially all of its assets;
- incur additional debt; or
- engage in certain transactions with affiliates.

As a result of these covenants and restrictions, the Company may be limited in how it conducts its business and may be unable to raise additional debt, compete effectively, make investments, or engage in other activities that may be beneficial to its business.

***Products sold by the Company may be found to be defective and, as a result, warranty and/or product liability claims may be asserted against the Company which may have a material adverse effect on the Company.***

Products sold by the Company are at prices that are significantly lower than the cost of the equipment or other goods in which they are incorporated. Since a defect or failure in a product could give rise to failures in the end products that incorporate them (and claims for consequential damages against the Company from its customers), the Company may face claims for damages that are disproportionate to the sales and profits it receives from the products involved. While the Company and its suppliers specifically exclude consequential damages in their standard terms and conditions, the Company's ability to avoid such liabilities may be limited by the laws of some of the countries where it does business. The Company's business could be materially adversely affected as a result of a significant quality or performance issue in the products sold by the Company, if it is required to pay for the damages that result. Although the Company currently has product liability insurance, such insurance is limited in coverage and amount.

***The Company's non-U.S. locations represent a significant and growing portion of the Company's revenue, and consequently, we are increasingly exposed to risks associated with operating internationally.***

In fiscal 2006, approximately 25% of the Company's sales came from the Company's operations outside the United States. During fiscal 2005, 2004, 2003 and 2002 approximately 24%, 18.5%, 8% and 11.8% of sales, respectively, were from locations outside the United States. Most notable in this growth of non-U.S. sales is the increasing volume of sales activity in the Asia region, which accounted for approximately 22.3% of consolidated sales in fiscal 2006 and 21.4% in fiscal 2005. As a result of the Company's foreign sales and locations, the Company's operations are subject to a variety of risks that are specific to international operations, including the following:

- potential restrictions on transfers of funds;
- foreign currency fluctuations;
- import and export duties and value added taxes;
- import and export regulation changes that could erode profit margins or restrict exports;
- changing foreign tax laws and regulations;
- potential military conflicts;
- inflexible employee contracts in the event of business downturns; and
- the burden and cost of compliance with foreign laws.

Manufacturing of electronic component and computer products is increasingly shifting to lower-cost production facilities in Asia, and most notably the People's Republic of China. The Company's business and prospects have been and could continue to be adversely affected by the shift to the Asian marketplace. In addition, we have operations in several locations in emerging or developing economies that have a potential for higher risk.

***The Company may not adequately manage its international operations.***

The Company anticipates that its foreign subsidiaries will engage in substantial regional operations. The Company currently manages its Asian and European subsidiaries, and plans to continue to manage future foreign subsidiaries, on a decentralized basis, with local and regional management retaining responsibility for day-to-day operations, profitability and the growth of these subsidiaries. If the Company fails to maintain or implement effective controls, it may experience inconsistencies in the operating and financial practices among its subsidiaries, which may harm its business, results of operations and liquidity .

***If the Company is unable to recruit and retain key personnel necessary to operate its businesses, its ability to compete successfully will be adversely affected.***

The Company is heavily dependent on its current executive officers, management and technical personnel. The loss of any key employee or the inability to attract and retain qualified personnel could adversely affect the Company's ability to execute its current business plans. Competition for qualified personnel is intense, and the Company might not be able to retain its existing key employees or attract and retain any additional personnel.

***If the Company fails to maintain an effective system of internal controls or discovers material weaknesses in its internal controls over financial reporting, it may not be able to report its financial results accurately or timely or detect fraud, which could have a material adverse effect on its business.***

An effective internal control environment is necessary for the Company to produce reliable financial reports and is important in its effort to prevent financial fraud. The Company is required to periodically evaluate the effectiveness of the design and operation of its internal controls over financial reporting. These evaluations may result in the conclusion that enhancements, modifications or changes to internal controls are necessary or desirable. While management evaluates the effectiveness of the Company's internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls including collusion, management override, and failure of human judgment. In addition, control procedures are designed to reduce rather than eliminate business risks. If the Company fails to maintain an effective system of internal controls or if management or the Company's independent registered public accounting firm was to discover material weaknesses in the Company's internal controls, it may be unable to produce reliable financial reports or prevent fraud and it could have a material adverse effect on the Company's business. In addition, the Company may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or NASDAQ. Any such actions could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Company's financial statements, which could cause the market price of its common stock to decline or limit the Company's access to other forms of capital.

***The Company relies heavily on its internal information systems which, if not properly functioning, could materially adversely affect the Company's business.***

The Company's current global operations reside on the Company's technology platforms. Any of these systems are subject to electrical or telecommunications outages, computer hacking or other general system failure. Failure of its internal information systems or material difficulties in upgrading its global financial system could have material adverse effects on the Company's business.

**Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting**

The Board of Directors and Stockholders of
Nu Horizons Electronics Corp.
Melville, New York

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Nu Horizons Electronics Corp. ("Nu Horizons"), maintained effective internal control over financial reporting as of February 28, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nu Horizons's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Nu Horizons's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Nu Horizons Electronics Corp. maintained effective internal control over financial reporting as of February 28, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Nu Horizons Electronics Corp. maintained, in all material respects, effective internal control over financial reporting as of February 28, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nu Horizons Electronics Corp. and subsidiaries as of February 28, 2006 and 2005 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended February 28, 2006, and our report dated May 2, 2006 expressed an unqualified opinion on those consolidated financial statements.

Lazar Levine & Felix LLP

| | February 28, 2006 | February 28, 2005 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash | **$ 10,873,000** | $ 7,024,000 |
| Accounts receivable - net of allowance for doubtful accounts of $4,702,000 and $4,582,000 for 2006 and 2005, respectively | **98,418,000** | 79,680,000 |
| Inventories | **125,178,000** | 81,696,000 |
| Prepaid expenses and other current assets | **1,746,000** | 1,783,000 |
| **Total Current Assets** | **236,215,000** | 170,183,000 |
| **Property, Plant and Equipment – Net** | **3,614,000** | 3,928,000 |
| **Other Assets:** | | |
| Subordinated note receivable | **2,000,000** | 2,000,000 |
| Other assets | **1,645,000** | 1,688,000 |
| | **$243,474,000** | $177,799,000 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts payable | **$ 48,352,000** | $ 20,252,000 |
| Accrued expenses | **4,515,000** | 4,446,000 |
| Income taxes payable | **1,525,000** | - |
| **Total Current Liabilities** | **54,392,000** | 24,698,000 |
| **Long-term Liabilities:** | | |
| Revolving credit line | **50,600,000** | 22,800,000 |
| Deferred income taxes | **1,339,000** | 1,169,000 |
| **Total Long-term Liabilities** | **51,939,000** | 23,969,000 |
| **Minority Interest in Subsidiaries** | **1,487,000** | 1,200,000 |
| **Commitments and Contingencies** | | |
| **Shareholders' Equity:** | | |
| Preferred stock, $1 par value, 1,000,000 shares authorized; none issued or outstanding | **-** | - |
| Common stock, $.0066 par value, 50,000,000 shares authorized; 17,431,482 and 16,891,647 shares issued and outstanding for 2006 and 2005, respectively | **115,000** | 111,000 |
| Additional paid-in capital | **46,924,000** | 44,090,000 |
| Retained earnings | **88,608,000** | 83,724,000 |
| Other accumulated comprehensive income | **9,000** | 7,000 |
| **Total Shareholders' Equity** | **135,656,000** | 127,932,000 |
| | **$243,474,000** | $177,799,000 |

*See notes to consolidated financial statements.*

## Consolidated Statements of Operations

*Nu Horizons Electronics Corp. and Subsidiaries*

| For The Year Ended | **February 28, 2006** | February 29, 2005 | February 29, 2004 |
|---|---|---|---|
| **Net Sales** | **$561,291,000** | $467,849,000 | $345,864,000 |
| **Costs and Expenses** | | | |
| Cost of sales | **472,542,000** | 390,268,000 | 284,903,000 |
| Operating expenses | **78,091,000** | 70,138,000 | 62,436,000 |
| | **550,633,000** | 460,406,000 | 347,339,000 |
| **Income (Loss) from Operations** | **10,658,000** | 7,443,000 | (1,475,000) |
| **Other (income) Expense** | | | |
| Interest expense | **3,298,000** | 1,920,000 | 140,000 |
| Interest income | **(371,000)** | (57,000) | (346,000) |
| | **2,927,000** | 1,863,000 | (206,000) |
| **Income (Loss) Before Provision for Income Taxes and Minority Interests** | **7,731,000** | 5,580,000 | (1,269,000) |
| Provision (credit) for income taxes | **2,560,000** | 2,023,000 | (704,000) |
| **Income (Loss) Before Minority Interests** | **5,171,000** | 3,557,000 | (565,000) |
| Minority interest in earnings of subsidiaries | **287,000** | 484,000 | 283,000 |
| **Net Income (Loss)** | **$ 4,884,000** | $ 3,073,000 | $ (848,000) |
| **Net Income (Loss) Per Common Share** | | | |
| Basic | **$ .29** | $ .18 | $ (.05) |
| Diluted | **$ .28** | $ .17 | $ (.05) |
| **Weighted Average Common Shares Outstanding** | | | |
| Basic | **17,111,102** | 16,877,147 | 16,729,163 |
| Diluted | **17,704,373** | 17,768,649 | 16,729,163 |

*See notes to consolidated financial statements.*

## Consolidated Statements of Changes in Shareholders' Equity

*Nu Horizons Electronics Corp. and Subsidiaries*

| | Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| Balance at February 28, 2003 | 16,663,817 | $110,000 | $42,926,000 | $81,499,000 | $(542,000) | $123,993,000 |
| Exercise of stock options | 195,949 | 1,000 | 824,000 | – | – | 825,000 |
| Income tax benefit from stock options exercised | – | – | 185,000 | – | – | 185,000 |
| Foreign currency translation | – | – | – | – | 247,000 | 247,000 |
| Net (loss) | – | – | – | (848,000) | – | (848,000) |
| Balance at February 29, 2004 | 16,859,766 | 111,000 | 43,935,000 | 80,651,000 | (295,000) | 124,402,000 |
| Exercise of stock options | 31,881 | – | 155,000 | – | – | 155,000 |
| Foreign currency translation | – | – | – | – | 302,000 | 302,000 |
| Net income | – | – | – | 3,073,000 | – | 3,073,000 |
| Balance at February 28, 2005 | 16,891,647 | 111,000 | 44,090,000 | 83,724,000 | 7,000 | 127,932,000 |
| Exercise of stock options | 539,835 | 4,000 | 2,632,000 | – | – | 2,636,000 |
| Income tax benefit from stock options exercised | – | – | 202,000 | – | – | 202,000 |
| Foreign currency translation | – | – | – | – | 2,000 | 2,000 |
| Net income | – | – | – | 4,884,000 | – | 4,884,000 |
| **Balance at February 28, 2006** | **17,431,482** | **$115,000** | **$46,924,000** | **$88,608,000** | **$ 9,000** | **$135,656,000** |

*See notes to consolidated financial statements.*

| For The Year Ended | **February 28, 2006** | February 28, 2005 | February 29, 2004 |
|---|---|---|---|
| **Increase (Decrease) in Cash and Cash Equivalents:** | | | |
| **Cash flows from operating activities:** | | | |
| Cash received from customers | **$ 542,550,000** | $ 456,115,000 | $ 316,726,000 |
| Cash paid to suppliers and employees | **(564,692,000)** | (476,629,000) | (341,482,000) |
| Interest paid | **(3,299,000)** | (1,920,000) | (140,000) |
| Interest received | **371,000** | 57,000 | 346,000 |
| Income taxes paid | **(464,000)** | (192,000) | (69,000) |
| **Net cash (used in) operating activities** | **(25,534,000)** | (22,569,000) | (24,619,000) |
| **Cash flows from investing activities:** | | | |
| Capital expenditures | **(1,055,000)** | (834,000) | (629,000) |
| **Net cash (used in) investing activities** | **(1,055,000)** | (834,000) | (629,000) |
| **Cash flows from financing activities:** | | | |
| Borrowings under revolving credit line | **218,645,000** | 142,000,000 | 13,900,000 |
| (Repayments) under revolving credit line | **(190,845,000)** | (124,500,000) | (8,600,000) |
| Proceeds from exercise of stock options | **2,636,000** | 155,000 | 825,000 |
| **Net cash provided by financing activities** | **30,436,000** | 17,655,000 | 6,125,000 |
| **Effect of exchange rate changes** | **2,000** | 302,000 | 247,000 |
| **Net increase (decrease) in cash and cash equivalents** | **3,849,000** | (5,446,000) | (18,876,000) |
| Cash and cash equivalents, beginning of year | **7,024,000** | 12,470,000 | 31,346,000 |
| **Cash and cash equivalents, end of year** | **$ 10,873,000** | $ 7,024,000 | $ 12,470,000 |
| **Reconciliation of Net Income (Loss) to Net Cash From Operating Activities** | | | |
| **Net income (loss)** | **$ 4,884,000** | $ 3,073,000 | $ (848,000) |
| Adjustments: | | | |
| Depreciation and amortization | **1,369,000** | 1,308,000 | 1,378,000 |
| Bad debt reserve | **–** | 285,000 | – |
| Deferred income tax | **372,000** | 1,888,000 | – |
| Increase (decrease) in minority interest | **287,000** | (266,000) | 28,000 |
| Changes in assets and liabilities: | | | |
| (Increase) decrease in accounts receivable | **(18,738,000)** | (11,735,000) | (29,138,000) |
| (Increase) decrease in inventories | **(43,482,000)** | (12,967,000) | (2,656,000) |
| Decrease (increase) in prepaid expenses and other current assets | **37,000** | (989,000) | 2,159,000 |
| Decrease (increase) in other assets | **43,000** | (135,000) | (68,000) |
| Increase (decrease) in accounts payable and accrued expenses | **28,169,000** | (3,031,000) | 4,243,000 |
| Increase in income taxes | **1,525,000** | – | 283,000 |
| **Net cash (used in) operating activities** | **$ (25,534,000)** | $ (22,569,000) | $ (24,619,000) |

*See notes to consolidated financial statements.*

## 1. Organization:

Nu Horizons Electronics Corp. and its subsidiaries, (both wholly and majority owned) are wholesale and export distributors of semiconductor and passive electronic components throughout the United States, Asia and Europe.

## 2. Summary Of Significant Accounting Policies:

***a. Principles of Consolidation:***

The consolidated financial statements include the accounts of Nu Horizons Electronics Corp. (the "Company"), and its wholly-owned subsidiaries, NIC Components Corp. ("NIC"), Nu Horizons International Corp. ("International"), NUHC Inc. ("NUC"), Nu Horizons Electronics Asia PTE LTD ("NUA"), Nu Horizons Electronics Hong Kong Limited ("NUK"), Nu Horizons Europe Limited ("NUE"), Titan Supply Chain Services Corp. ("Titan"), Titan Supply Chain Services PTE LTD ("TSC"), Titan Supply Chain Services Limited ("TSE") and its majority owned subsidiaries, NIC Components Europe Limited ("NIE") and NIC Components Asia PTE. LTD ("NIA"). All material intercompany balances and transactions have been eliminated.

***b. Use of Estimates:***

In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

***c. Concentration of Credit Risk/Fair Value:***

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains, at times, deposits in federally insured financial institutions in excess of federally insured limits. Management attempts to monitor the soundness of the financial institution and believes the Company's risk is negligible. Concentrations with regard to accounts receivable are limited due to the Company's large customer base.

The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items. The carrying amount of long-term debt also approximates fair value since the interest rates on these instruments approximate market interest rates.

***d. Cash and Cash Equivalents:***

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

***e. Inventories:***

Inventories, which consist primarily of goods held for resale, are stated at the lower of cost (first-in, first-out method) or market. In excess of 90% of our total inventories are covered by product line distributor agreements whereby the Company has the right to return slow-moving and obsolete inventory to our suppliers. Obsolescence charges for inventory not covered by such agreements have not been material to date.

***f. Depreciation:***

Depreciation is provided using the straight-line method as follows:

| | |
|---|---|
| Office equipment | 5 years |
| Furniture and fixtures | 5 – 12 years |
| Computer equipment | 5 years |

Leasehold improvements are amortized over the term of the lease. Maintenance and repairs are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition, the associated cost and accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in operations.

***g. Income Taxes:***

The Company has elected to file a consolidated federal income tax return with its domestic subsidiaries. The Company utilizes SFAS 109 "Accounting for Income Taxes", which requires use of the asset and liability approach of providing for income taxes. Deferred income taxes are provided for on the timing differences for certain items which are treated differently for tax and financial reporting purposes. These items include depreciation of fixed assets, inventory capitalization valuations and the recognition of bad debt expense.

International has elected under Section 995 of the Internal Revenue Code to be taxed as an "Interest Charge Disc". Based upon these rules, income taxes are paid when International distributes its income to the parent company. Until distributions are made, the parent company pays interest only on the deferred tax liabilities. International's untaxed income at February 28, 2006 approximates $2,101,000.

***h. Revenue Recognition/Shipping and Handling Costs:***

The Company recognizes revenue in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). Under SAB 104 revenue is recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectibility is reasonably assured. Revenue typically is recognized at time of shipment. Sales are recorded net of discounts, rebates, and returns in accordance with EITF 01-09.

Amounts related to shipping and handling that are billed to customers as part of sales transactions are reflected as a reduction of operating expenses and aggregated $98,000, $89,000 and $73,000 for the fiscal years ended 2006, 2005 and 2004, respectively. Shipping and handling costs incurred by the Company are included in costs of sales and aggregated $926,000, $1,314,000 and $754,000 for the fiscal years ended 2006, 2005 and 2004, respectively.

***i. Advertising and Promotion Costs:***

Advertising and promotion costs, which are included in general and administrative expenses, are expensed as incurred. For the fiscal years ended 2006, 2005 and 2004, such costs aggregated $203,000, $189,000 and $301,000, respectively.

***j. Earnings Per Common Share:***

Basic earnings (loss) per share is computed based upon the weighted average number of common shares outstanding and excludes any potential dilution. Diluted earnings per share reflect potential dilution from the exercise of securities into common stock.

***k. Stock-Based Compensation:***

The Company accounts for employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," Financial Accounting Standards Board Interpretation ("FASB") No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB Opinion No. 25," and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

If compensation cost for the Company's stock-based compensation plans had been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income (loss) and net income (loss) per share as reported would have been reduced to the pro forma amounts indicated below.

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Net income (loss): | | | |
| As reported | **$4,884,000** | $3,073,000 | $ (848,000) |
| Stock-based compensation cost–net of tax | **188,000** | 520,000 | 689,000 |
| Pro forma | **$4,696,000** | $2,553,000 | $(1,537,000) |
| Basic earnings per share: | | | |
| As reported | **$ .29** | $ .18 | $ (.05) |
| Pro forma | **$ .27** | $ .15 | $ (.09) |
| Diluted earnings per share: | | | |
| As reported | **$ .28** | $ .17 | $ (.05) |
| Pro forma | **$ .27** | $ .14 | $ (.09) |

Options vest over several years and new options are generally granted each year. Because of these factors, the pro forma effect shown above may not be representative of the pro forma effect of SFAS No. 123 in future years.

The fair value of each option is estimated on the date of grant using the Black-Scholes method with the following weighted average assumptions.

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| **Option Plans:** | | | |
| Dividends | **-** | – | – |
| Expected term | **2–7 years** | 2–7 years | 2–7 years |
| Risk free interest rate | **4.0%** | 2.7% | 2.5% |
| Volatility rate | **52.3%** | 37.5% | 39.2% |

The following table shows the weighted average fair value of options using the fair value approach under SFAS 123:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Weighted average fair value of options granted during the period | **$3.89** | $3.72 | $4.30 |

***l. Foreign Currency Translation/Other Comprehensive Income:***

Assets and liabilities of the Company's foreign subsidiaries are translated at current exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as a component of accumulated other comprehensive income on the statement of shareholders' equity in accordance with SFAS No. 130, "Reporting Comprehensive Income".

***m. Reclassifications:***

Certain prior years' information has been reclassified to conform to the current year's reporting presentation.

***n. Recent Accounting Pronouncements Affecting the Company:***

In December 2004, the FASB issued SFAS No. 123 (revised 2004), or SFAS 123R, "Share-Based Payment." This statement replaces SFAS 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board's Opinion No. 25 (ABP 25), "Accounting for Stock Issued to Employees." SFAS 123R will require us to measure the cost of our employee stock-based compensation awards granted after the effective date based on the grant date fair value of those awards and to record that cost as compensation expense over the period during which the employee is required to perform services in exchange for the award (generally over the vesting period of the award). SFAS 123R addresses all forms of share-based payments awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. In addition, we will be required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123R is effective for fiscal years beginning after June 15, 2005. Therefore, we are required to implement the standard no later than our first fiscal quarter which begins on March 1, 2006. SFAS 123R permits public companies to adopt its requirements using the following methods: (1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date; or (2) a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate their financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We are currently evaluating the alternative methods of adoption described above. As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R's fair value method will have a significant impact on our results of operations, although it will have no negative impact on our cash flow. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. See Note 2k above for information related to the pro forma effects on our reported net income and net income per share of applying the fair value recognition provisions of the previous SFAS 123 to stock-based employee compensation.

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS No. 154), "Accounting Changes and Error Corrections" which replaces APB Opinion No. 20 "Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28". SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is not practicable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2007.

In April 2005, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations — An Interpretation of FASB Statement No. 143." FIN 47 clarifies the terms of FASB Statement No. 143 and requires an entity to recognize a liability for a conditional asset retirement obligation if the entity has sufficient information to reasonably estimate its fair value. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's financial statements.

## 3. Property, Plant And Equipment:

Property, plant and equipment which is recorded at cost, consists of the following:

| | **2006** | 2005 |
|---|---|---|
| Furniture, fixtures and equipment | **$ 8,652,000** | $ 8,654,000 |
| Computer equipment | **7,321,000** | 6,338,000 |
| Leasehold improvements | **1,255,000** | 1,255,000 |
| | **17,228,000** | 16,247,000 |
| Less: accumulated depreciation and amortization | **13,614,000** | 12,319,000 |
| | **$ 3,614,000** | $ 3,928,000 |

Depreciation expense for the 2006, 2005 and 2004 years aggregated $1,369,000, $1,308,000 and $1,378,000, respectively.

## 4. Subordinated Note Receivable:

On August 23, 2001, the Company completed the sale of the assets of its contract-manufacturing subsidiary, Nu Visions Manufacturing, Inc. ("Nu Visions"). The selling price of $31,563,000 consisted of $2,000,000 in a subordinated note and $29,563,000 in cash. Pursuant to the sale of this subsidiary, the Company received a $2,000,000 Junior Subordinated Note, dated August 23, 2001 issued by the buyer as part of the purchase price. The note has a maturity date of May 14, 2007 and is subordinate in right of payment to all existing and future indebtedness of the issuer. The note bears interest on the principal amount from the issue date to and including the maturity date, at a rate of 8% per annum. Interest shall be payable on the maturity date and shall compound quarterly as of each anniversary of the issue date. Prepayment of the note and interest accrued is permitted if and when certain conditions in the subordination agreement have been met.

## 5. Revolving Credit Line:

On September 30, 2004, the Company entered into a secured revolving line of credit agreement, as amended, with eight banks, which currently provides for maximum borrowings of $100,000,000. On November 21, 2005, the Company entered into an amendment to the credit agreement to provide for borrowings utilizing an asset based formula predicated on a certain percentage of outstanding domestic accounts receivable and inventory levels at any given month end. Borrowings under the credit line bear interest at either (i) the lead bank's prime rate or (ii) LIBOR plus 175 basis points, at the option of the Company, through September 29, 2008, the due date of the loan. Direct borrowings under the line of credit were $50,600,000 at February 28, 2006 and $22,800,000 at February 28, 2005. As of the end of each of the fiscal periods, the Company had met all of the required bank covenants.

## 6. Capital Stock And Stock Options:

Stock options granted to date under each of the Company's 1998 and 2000 Stock Option Plans and 2000 and 2002 Key Employee Stock Option Plans generally expire ten years after the date of grant and become exercisable in two equal annual installments commencing one year from date of grant. Stock options granted under the Company's Outside Director Stock Option Plan and 2000 and 2002 Outside Directors' Stock Option Plans expire ten years after the date of grant and become exercisable in three equal annual installments on the date of grant and the succeeding two anniversaries thereof.

A summary of options granted and related information for the three years ended February 28, 2006 is as follows:

| | Options | Weighted Average Exercise Price |
|---|---|---|
| Outstanding February 28, 2003 | 3,449,778 | |
| Granted | 127,000 | $ 5.50 |
| Exercised | (195,949) | 4.22 |
| Cancelled | (39,567) | 8.20 |
| Outstanding February 29, 2004 | 3,341,262 | 6.97 |
| Granted | 121,000 | $ 7.83 |
| Exercised | (31,981) | 4.85 |
| Cancelled | (56,788) | 9.39 |
| Outstanding February 28, 2005 | 3,373,493 | 6.69 |
| Granted | 135,500 | $ 8.55 |
| Exercised | (539,835) | 4.88 |
| Cancelled | (405,750) | 10.57 |
| Outstanding February 28, 2006 | 2,563,408 | 6.56 |
| Options exercisable at the end of each fiscal year: | | |
| February 28, 2004 | 2,604,762 | $ 6.38 |
| February 29, 2005 | 3,230,243 | 6.65 |
| February 28, 2006 | 2,414,908 | 6.35 |

The following table summarizes information about stock options outstanding as of February 28, 2006:

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number of shares | Weighted average remaining contractual life | Weighted average exercise price | Number exercisable | Weighted average exercise price |
| $2.93 to $6.44 | 1,694,408 | 6.06 years | $ 4.95 | 1,636,408 | $ 4.90 |
| $7.31 to $14.62 | 857,000 | 6.78 years | $ 9.57 | 766,500 | $ 9.58 |
| $18.33 | 12,000 | 4.53 years | $18.33 | 12,000 | $18.33 |

## 7. Minority Interests In Subsidiaries:

Minority interests at February 28, 2006 and February 28, 2005 represents the liability related to a 15% minority interest in NIC Components Asia PTE. LTD, (NIA) and a 20% minority interest in NIC Components Europe Limited (NIE).

## 8. Income Taxes:

Components of income (loss) before income taxes is as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Domestic | **$ 584,000** | $(2,793,000) | $(5,695,000) |
| Foreign | **7,147,000** | 8,373,000 | 4,426,000 |
| | **$7,731,000** | $ 5,580,000 | $(1,269,000) |

The tax benefits associated with the disqualifying disposition of stock acquired with incentive stock options reduced taxes currently payable as shown below by $202,000 for 2006. Such benefits are credited to additional paid-in capital. The provision (credit) for income taxes is comprised of the following:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Current:** | | | |
| Federal | **$ 728,000** | $ 242,000 | $(1,196,000) |
| State and local | **172,000** | 50,000 | (299,000) |
| Foreign | **1,490,000** | 843,000 | 848,000 |
| **Deferred:** | | | |
| Federal | **138,000** | 740,000 | (46,000) |
| State | **32,000** | 148,000 | (11,000) |
| | **$2,560,000** | $2,023,000 | $ (704,000) |

The components of the net deferred income tax liability, pursuant to SFAS 109, are as follows:

| | 2006 | 2005 |
|---|---|---|
| **Deferred tax assets:** | | |
| Accounts receivable | **$ 1,576,000** | $ 1,326,000 |
| Inventory | **713,000** | 189,000 |
| Goodwill | **97,000** | 113,000 |
| Net operating losses | **3,251,000** | 2,821,000 |
| Total deferred tax assets | **5,637,000** | 4,449,000 |
| **Deferred tax liabilities:** | | |
| Fixed assets | **416,000** | 1,873,000 |
| Income of Interest Charge DISC | **840,000** | 888,000 |
| Income of foreign subsidiaries | **5,720,000** | 2,857,000 |
| Total deferred tax liabilities | **6,976,000** | 5,618,000 |
| Net deferred tax liabilities | **$(1,339,000)** | $(1,169,000) |

The following is a reconciliation of the maximum statutory federal tax rate to the Company's effective tax rate:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Statutory rate | **34.0%** | 34.0% | (34.0)% |
| State and local taxes | **6.3** | 6.7 | (6.8) |
| Foreign – Asia subsidiaries | **18.9** | 19.2 | 13.9 |
| Foreign - Canada and U. K. | **(2.4)** | 3.5 | (2.3) |
| Income from non-U.S. sources | **(22.0)** | (25.1) | (20.9) |
| Disqualifying dispositions | **(1.7)** | 0.0 | (5.0) |
| Other | **0.0** | (2.1) | (.04) |
| Effective tax rate | **33.1%** | 36.2% | (55.5)% |

## 9. Employee Benefit Plans:

On January 13, 1987, the Company's Board of Directors approved the adoption of an employee stock ownership plan (ESOP). The ESOP covers all eligible employees and contributions are determined by the Board of Directors. The ESOP purchases shares of the Company's common stock using loan proceeds. As the loan is repaid, a pro rata amount of common stock is released for allocation to eligible employees. The Company makes cash contributions to the ESOP to meet its obligations. Contributions to the ESOP for the three years ended February 28, 2006 aggregated $0 for 2006, $0 for 2005 and $113,000 for 2004. At February 28, 2006, the ESOP owned 455,571 shares of the Company's common stock at an average price of approximately $3.45 per share.

In January 1991, the Company also established a 401(k) profit sharing plan to cover all eligible employees. The Company's contributions to the plan are discretionary, but may not exceed 1% of compensation. Contributions to the plan for the three years ended February 28, 2006 were $262,000, $284,000 and $237,000, respectively.

## 10. Commitments And Contingencies:

***Employment Contracts:***

On September 13, 1996, the Company signed employment contracts (the "Contracts"), as amended, with two of its senior executives for a continually renewing five-year term. The Contracts specified a base salary of $226,545 for each officer, which shall be increased each year by the change in the consumer price index, and also entitle those officers to an annual bonus equal to 3.33% (6.6% in the aggregate) of the Company's consolidated earnings before income taxes. On the termination of his employment agreement, each executive is entitled to certain payment, as follows:

- Due to death or Disability (as defined in the employment agreement), salary and benefits for a five (5) year period.
- For Cause (as defined in the employment agreement), solely base salary through the date of termination.
- Termination other than for death, disability or cause, shall be deemed to be a "Retirement" under the Retirement Plan discussed below.
- Following a Change in Control (as defined in the employment agreement), a lump sum equal to three times the average total compensation paid to the applicable employee with respect to the five fiscal years of the Company prior to the Change of Control, minus $100.

***Executive Retirement Plan:***

On December 1, 2004, our Board of Directors approved the adoption of the Nu Horizons Executive Retirement Plan (the "Retirement Plan"). Pursuant to the terms of the Retirement Plan, we will provide an unfunded retirement benefit to certain executive employees of the company and its subsidiaries upon such executive's retirement (as defined in the Retirement Plan). At the time the Board of Directors approved the Retirement Plan, they determined that the participation of Mr. Nadata, Chairman of the Board and Chief Executive Officer, and Mr. Schuster, President, each a Founder (as defined in the Retirement Plan), would be contingent upon the execution and delivery by each of them of an amendment to their respective employment agreements, which amendment would provide that a termination of employment other than for death, disability or cause would be a "Retirement" under the Retirement Plan. As a result the "Effective Date" of the Retirement Plan is March 28, 2005, the date of such execution and delivery. Upon his Retirement, each executive will be entitled to receive an annual benefit in an amount determined by the number of years of service the executive has provided to the Company, ranging from a minimum of $310,000 for 20 years of service to a maximum of $393,000 for 25 years of service.

***Leases:***

In December 1996, the Company leased an approximately 80,000 square foot facility in Melville, Long Island, New York to serve as its executive offices and main distribution center. In mid- 1997, the Company moved its executive offices and distribution operation to the facility. The lease term is from December 17, 1996 to December 16, 2008 at an annual base rental of $601,290 and provides for a 4% annual escalation in each of the last ten years of the term. The Company also leases certain other sales offices, warehouses and other properties which leases include various escalation clauses, renewal options, and other provisions. Aggregate minimum rental commitments under non-cancelable operating leases are as follows:

| | |
|---|---|
| Fiscal 2007 | $3,477,000 |
| Fiscal 2008 | 2,524,000 |
| Fiscal 2009 | 1,737,000 |
| Fiscal 2010 | 410,000 |
| Thereafter | 143,000 |

Rent expense was $3,429,000, $3,539,000 and $3,152,000, for each of the three years in the period ending February 28, 2006.

***Litigation:***

At times the Company is involved in various lawsuits incidental to its business. At February 28, 2006, management does not believe that any litigation matter is material to its financial statements.

**11. Major Suppliers:**

For the year ended February 28, 2006, the Company purchased inventory from three suppliers that was in excess of 10% of the Company's total purchases. Purchases from these suppliers were approximately $104,644,000, $78,586,000 and $75,522,000 for the fiscal year.

For the year ended February 28, 2005, the Company purchased inventory from three suppliers that was in excess of 10% of the Company's total purchases. Purchases from these suppliers were approximately $97,360,000, $60,197,000 and $48,334,000 for the fiscal year.

For the year ended February 29, 2004, the Company purchased inventory from two suppliers that was in excess of 10% of the Company's total purchases. Purchases from these suppliers were approximately $37,749,000 and $28,195,000 for the fiscal year.

**12. Business Segment And Geographic Information:**

Since the sale of the Company's contract manufacturing subsidiary, management believes that the Company is operating in a single business segment, distribution of electronic components, in accordance with the rules of SFAF No. 131 ("Disclosure About Segments of an Enterprise and Related Information").

Inasmuch as the Company's business is primarily conducted in the United States, operations are also carried out overseas through our foreign subsidiaries in different geographic areas.

The net book value of long-lived assets by geographic area, for the fiscal years are as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Americas | **$ 3,038,000** | $ 3,590,000 | $ 4,162,000 |
| Europe | **25,000** | 33,000 | 28,000 |
| Asia/Pacific | **551,000** | 305,000 | 212,000 |
| | **$ 3,614,000** | $ 3,928,000 | $ 4,402,000 |

Revenues, by geographic area, for the fiscal years are as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Americas | **$418,578,000** | $352,778,000 | $281,748,000 |
| Europe | **17,400,000** | 14,159,000 | 4,784,000 |
| Asia/Pacific | **125,313,000** | 100,912,000 | 59,332,000 |
| | **$561,291,000** | $467,849,000 | $345,864,000 |

Total assets, by geographic area, at the end of the fiscal years are as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Americas | **$167,330,000** | $ 95,934,000 | $113,249,000 |
| Europe | **7,932,000** | 13,920,000 | 1,717,000 |
| Asia/Pacific | **68,212,000** | 67,945,000 | 43,212,000 |
| | **$243,474,000** | $177,799,000 | $158,178,000 |

**13. Selected Quarterly Financial Data** (unaudited):

| | Three Month Period Ended | | | |
|---|---|---|---|---|
| | **February 28, 2006** | November 30, 2005 | August 31, 2005 | May 31, 2005 |
| Net sales | **$164,092,000** | $147,514,000 | $128,265,000 | $121,420,000 |
| Cost of sales | **138,700,000** | 124,271,000 | 107,564,000 | 102,007,000 |
| Operating expenses | **21,483,000** | 20,054,000 | 18,600,000 | 17,954,000 |
| Interest expense (income) net | **1,067,000** | 642,000 | 618,000 | 600,000 |
| Provision for income taxes | **735,000** | 992,000 | 503,000 | 330,000 |
| Minority interest | **18,000** | 55,000 | 160,000 | 54,000 |
| **Net income** | **$ 2,089,000** | $ 1,500,000 | $ 820,000 | $ 475,000 |
| **Basic Earnings per Share** | **$ .12** | $ .09 | $ .05 | $ .03 |
| Weighted average number of common and common equivalent shares outstanding | **17,431,482** | 17,198,133 | 16,907,397 | 16,907,397 |

| | Three Month Period Ended | | | |
|---|---|---|---|---|
| | February 28, 2005 | November 30, 2004 | August 31, 2004 | May 31, 2004 |
| Net sales | **$114,222,000** | $116,219,000 | $119,232,000 | $118,176,000 |
| Cost of sales | **95,383,000** | 96,830,000 | 99,494,000 | 98,561,000 |
| Operating expenses | **18,016,000** | 17,687,000 | 17,251,000 | 17,184,000 |
| Interest expense (income) net | **550,000** | 557,000 | 427,000 | 329,000 |
| Provision for income taxes | **40,000** | 405,000 | 787,000 | 791,000 |
| Minority interest | **117,000** | 154,000 | 87,000 | 126,000 |
| **Net income** | **$ 116,000** | $ 585,000 | $ 1,186,000 | $ 1,186,000 |
| **Basic Earnings per Share** | **$ .01** | $ .03 | $ .07 | $ .07 |
| Weighted average number of common and common equivalent shares outstanding | **16,891,647** | 16,891,647 | 16,884,147 | 16,884,147 |

To The Board of Directors and Shareholders
Nu Horizons Electronics Corp.
Melville, New York

We have audited the accompanying consolidated balance sheets of Nu Horizons Electronics Corp. and subsidiaries (the Company) as of February 28, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended February 28, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nu Horizons Electronics Corp. and subsidiaries as of February 28, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 2006 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the internal control over financial reporting of Nu Horizons Electronics Corp. and subsidiaries as of February 28, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 2, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

Lazar Levine & Felix LLP

LAZAR LEVINE & FELIX LLP

New York, New York
May 2, 2006

## Market for the Company's Common Equity and Related Stockholder Matters

a) The Company's common stock is traded on the NASDAQ National Market System under the symbol "NUHC". The following table sets forth, for the periods indicated, the high and low closing prices for the Company's common stock as reported by the NASDAQ National Market System

| | High | Low |
|---|---|---|
| Fiscal Year 2005: | | |
| First Quarter | $11.39 | $8.06 |
| Second Quarter | 10.25 | 6.22 |
| Third Quarter | 8.33 | 5.62 |
| Fourth Quarter | 8.71 | 6.40 |
| Fiscal Year 2006: | | |
| First Quarter | $ 7.36 | $5.79 |
| Second Quarter | 7.00 | 5.73 |
| Third Quarter | 10.80 | 5.89 |
| Fourth Quarter | 10.97 | 8.47 |
| **Fiscal Year 2007:** | | |
| **First Quarter (Through May 1, 2006)** | **$ 9.15** | **$8.12** |

b) As of May 1, 2006, the Company's common stock was owned by approximately 400 holders of record and 4,500 beneficial holders.

c) The Company has never paid a cash dividend on its common stock. The Company's current revolving credit line agreement permits dividends of up to 25% of the Company's consolidated net income.

**Annual Meeting**
The Annual Meeting of Shareholders will be held on September 22, 2006 at 10:00 AM at the
Melville Marriott Hotel
1350 Old Walt Whitman Road
Melville, New York 11747

**Available Information**
The Company's report on Form 10-K as filed with the Securities and Exchange Commission is available upon written request to:
Office of the Secretary, Nu Horizons Electronics Corp.,
70 Maxess Rd., Melville, New York, 11747

In addition, our Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) under the Securities Exchange Act are made available free of charge on our website at http://www.nuhorizons.com as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities Exchange Commission.

**Stock Traded**
NASDAQ National Market (NUHC)

## Corporate Information

Arthur Nadata
*Chairman of the Board of Directors, Chief Executive Officer and Director*

Richard S. Schuster
*President, Chief Operating Officer, Secretary, Director and President – NIC Components Corp.*

Kurt Freudenberg
*Vice President, Treasurer and Chief Financial Officer*

Paul Durando
*Director*
*(Vice President, Finance, Treasurer and Director until July 15, 2006)*

Herbert M. Gardner
Director
*Executive Vice President and Treasurer– Barrett Gardner Associates*
*Chairman of the Board – Supreme Industries, Inc.*

Martin Novick
*Director*
*Group Vice President of Sales – Audiovox Electronics Corporation*

Dominic A. Polimeni
*Director*
*Managing Director – Gulfstream Financial Group, Inc.*

David Siegel
Director
*Vice President and Director – Great American Electronics*

Steve Mussmacher
*Vice President, Operations*

Elaine Givner
*Vice President, Human Resources*

David Bowers
*President, Nu Horizons Distribution Division*

Rob Schatz
*Senior Vice President, Global Operations – NIC Components Corp.*

Rick Rubinstein
*Senior Vice President, Global Sales – NIC Components Corp.*

**Transfer Agent and Registrar**
American Stock Transfer & Trust Company,
40 Wall Street, New York, New York 10005

**Corporate Counsel**
Kramer, Coleman, Wactlar & Lieberman, P.C.,
100 Jericho Turnpike, Jericho, New York 11753

**Independent Auditors**
Lazar Levine & Felix LLP,
350 Fifth Avenue, New York, New York 10118

***Design:*** *Honaski Design Group Ltd. www.hdg-creative.com*

NU HORIZONS ELECTRONICS CORP.

70 Maxess Road, Melville, New York 11747
631-396-5000
www.nuhorizons.com